Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 30, 2014

Relating to Preliminary Prospectus dated June 30, 2014

Relating to Registration No. 333-195169

Minerva Neurosciences, Inc.

On June 30, 2014, Minerva Neurosciences, Inc. (the ‘‘Company’’) filed Amendment No. 3 to its Registration Statement on Form S-1 (Registration Statement No. 333-195169) (the ‘‘Registration Statement’’) to update and supplement certain disclosures that had been provided in its preliminary prospectus dated June 10, 2014 (the ‘‘Initial Preliminary Prospectus’’). This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 3 to the Registration Statement (the ‘‘Preliminary Prospectus’’). These changes primarily reflect a decrease in the assumed initial public offering price to a price of $6.00 per share, the resulting decrease in net proceeds to the Company from the offering and the proposed concurrent private placement transaction with Johnson & Johnson Development Corporation, or JJDC, and the increase in the amount that certain of our existing stockholders have indicated an interest in purchasing in this offering up to an aggregate of approximately $16 million of shares of our common stock.

Adjusted Clinical Development Plan

As a result of the reduction of the net proceeds from the offering and private placement transaction with JJDC, our clinical plans and development milestones for MIN-101 and MIN-202 remain unchanged, but we have adjusted our development plans for MIN-117 and MIN-301 as follows:

•      MIN-117.  We no longer intend to advance the clinical development of MIN-117 at this time. Subject to the receipt of future financing, we intend to initiate further clinical trials of MIN-117.  We also plan to explore the potential for a collaboration for the future clinical development of MIN-117.

•      MIN-301.  Although we intend to complete pre-clinical studies in MIN-301 to validate some biomarkers which could be applied to human trials, we will need to obtain additional financing to initiate human trials of MIN-301.

A copy of the Preliminary Prospectus is included in Amendment No. 3 to the Registration Statement and can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1598646/000104746914005939/a2220617zs-1a.htm

The Company has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the ‘‘SEC’’) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 547-6340 or by email at prospectus_department@jefferies.com.

THE OFFERING

Common stock offered by us	5,454,545 shares

Common stock to be outstanding after this offering	18,278,084 shares

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days from the date of the final prospectus to purchase up to 818,182 additional shares of our common stock.

Assumed initial public offering price	$6.00 per share

Net proceeds

We estimate that our net proceeds from this offering will be approximately $26.9 million, assuming an initial public offering price of $6.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds from this offering to fund part of the continued clinical development of MIN-101 and MIN-202, and preclinical development of MIN-301. We intend to use the remaining net proceeds from this offering to satisfy certain contractual obligations and for working capital and other general corporate purposes. See “Use of Proceeds” for additional information.

Insider participation

Certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $16 million of shares of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $6.00 per share, these stockholders would purchase an aggregate of approximately 2.7 million of the 5,454,545 shares offered in this offering based on these indications of interest.

However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or may determine not to purchase any shares in this offering. It is also possible that these stockholders could indicate an interest in purchasing more shares of our common stock. In addition, the underwriters could determine to sell fewer shares to any of these stockholders than the stockholders indicate an interest in purchasing or could determine not to sell any shares to these stockholders.

Summary Historical Financial Data	The disclosure set forth in the Preliminary Prospectus under “Summary Historical Financial Data” has been updated in its entirety to read as set forth below.

Use of Proceeds	The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth below.

Capitalization	The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth below.

Dilution	The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth below.

SUMMARY HISTORICAL FINANCIAL DATA

The following tables summarize our historical financial data and our pro forma condensed combined financial information and should be read together with “Selected Historical Financial Data,” Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes, each of which are included in the Preliminary Prospectus.

We have derived our statements of operations data for the two years ended December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. We have derived our statements of operations data for the three months ended March 31, 2013 and 2014 and the summary balance sheet data as of March 31, 2014 from our unaudited interim financial statements included elsewhere in this prospectus. The summary historical results set forth below are not necessarily indicative of results to be expected for any future period.

The unaudited pro forma condensed combined statements of operations data for the year ended December 31, 2013 includes our historical results of operations, after giving pro forma effect to the Sonkei Merger and the Mind-NRG Acquisition, as if they occurred on January 1, 2013. The unaudited pro forma condensed combined statements of operations data for the three months ended March 31, 2014 includes our historical results of operations, after giving pro forma effect to the Mind-NRG Acquisition, as if it occurred on January 1, 2013. The unaudited supplemental pro forma condensed balance sheet data as of March 31, 2014 gives pro forma effect to (i) the repayment of $0.5 million of debt incurred in connection with the Mind-NRG Acquisition, plus all accrued interest thereon payable to certain stockholders in April 2014, (ii) the incurrence of a $0.6 million loan payable to certain of our stockholders and their affiliates in April, or the April Bridge Loan, and (iii) the incurrence of a $1.0 million loan payable to certain of our stockholders and their affiliates in May, or the May Bridge Loan. As of June 10, 2014, we have drawn down $0.5 million under the May Bridge Loan, however, we expect to draw down the remaining $0.5 million prior to the closing of this offering.

The summary unaudited pro forma as adjusted condensed combined balance sheet data gives pro forma effect to (i) the conversion of the 2013 Notes, including accrued interest thereon, into an aggregate of 351,595 shares of common stock upon the closing of this offering at an assumed initial public offering price of $6.00 per share and an assumed closing date of June 30, 2014, (ii) the repayment of the April Bridge Loan plus all accrued interest thereon, in connection with the closing of this offering, assuming a closing date of June 30, 2014, (iii) the repayment of $1.0 million relating to the May Bridge Loan plus all accrued interest, in connection with the closing of this offering, assuming a closing date of June 30, 2014, (iv) the payment of a €0.5 million (or $0.7 million, as converted) license payment with respect to MIN-301 to ProteoSys SA, or ProteoSys, that is payable in connection with the closing of this offering, or the ProteoSys License Fee, (v) the purchase of 3,284,353 shares of our common stock by JJDC in a private placement concurrent with the closing of this offering at an assumed price of $6.00 per share, the assumed initial public offering price set forth on the cover page of this prospectus, for an aggregate of $19.7 million, and our subsequent payment of $22.0 million to Janssen, pursuant to the co-development and license agreement with Janssen, (vi) the purchase of 666,666 shares of our common stock by certain former stockholders of Mind-NRG in a private placement concurrent with the closing of this offering at an assumed price of $6.00 per share, the assumed initial public offering price set forth on the cover page of this prospectus, for an aggregate of $4.0 million, and (vii) the sale of 5,454,545 shares of common stock in this offering at an assumed initial public offering price of $6.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The summary unaudited pro forma condensed combined financial data is for informational purposes only and does not purport to represent what our results of operations would have been if the Sonkei Merger or Mind-NRG Acquisition had occurred as of those dates or what those results will be for future periods.  We cannot assure you that the assumptions used by our management, which they believe are reasonable, for preparation of the summary unaudited pro forma condensed combined financial data will prove to be correct.

	YEARS ENDED DECEMBER 31,		PRO FORMA FOR YEAR ENDED DECEMBER 31,	THREE MONTHS ENDED MARCH 31,		PRO FORMA FOR THREE MONTHS ENDED MARCH 31,
	2012	2013	2013	2013	2014	2014
	(in thousands, except share and per share data)
Statement of Operations Data:
Expenses:
Research and development	$550	$708	$2,297	$104	$586	$737
General and administrative	1,031	2,467	3,179	167	2,037	2,339
Total expenses	1,581	3,175	5,476	271	2,623	3,076
Foreign exchange (gains)/losses and other, net	1	29	(7)	—	7	7
Interest expense (income), net	—	58	72	—	308	308
Net loss	$(1,582)	$(3,262)	$(5,541)	$(271)	$(2,938)	$(3,391)
Per Share Data:(1)
Net loss per share — basic and diluted	$(0.47)	$(0.78)	$(0.75)	$(0.08)	$(0.43)	$(0.45)
Weighted average shares outstanding — basic and diluted	3,386,914	4,186,104	7,396,760	3,562,454	6,902,910	7,594,321

(1)           Per share data excludes 926,604 shares of common stock held by one of our stockholders that are not considered outstanding for accounting purposes for the periods presented. See “Management’s Discussion and Analysis — Share Repurchase in Settlement of Nonrecourse Notes” in the Preliminary Prospectus.

	MARCH 31, 2014
	ACTUAL	SUPPLEMENTAL PRO FORMA	PRO FORMA AS ADJUSTED
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,141	$3,234	$29,508	(1)
In-process research and development	34,200	34,200	34,200
Goodwill	15,104	15,104	15,104
Other current and long-term assets	1,693	1,693	77
Total assets	53,138	54,231	78,889
Accounts payable, accrued expenses and other liabilities	4,551	4,551	2,180
Convertible promissory notes, net of discount	333	333	—
Loans payable	500	1,600	—
Deferred tax liability	13,669	13,669	13,669
Total liabilities	19,053	20,153	15,849
Total stockholders’ equity	34,085	34,078	63,040
Total liabilities and stockholders’ equity	$53,138	$54,231	$78,889

(1)           Pro forma as adjusted cash and cash equivalents includes the net proceeds of $26.9 million from the sale of shares in this offering, plus proceeds from the concurrent private placement transactions of $23.7 million, less the $22 million payment to Janssen pursuant to the co-development and license agreement with Janssen, the payment of the ProteoSys License fee of approximately $0.7 million and the repayment of $1.6 million in loans, assuming $0.5 million to be drawn down prior to the closing of this offering.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 5,454,545 shares of our common stock in this offering will be approximately $26.9 million, or approximately $31.5 million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $6.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $6.00 per share, would increase or decrease the net proceeds to us from this offering by approximately $5.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. Each increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $5.6 million, assuming the assumed initial public offering price stays the same.

Further, at the time of closing of this offering, we will also concurrently (i) sell $19.7 million of common stock to JJDC in a private placement and pay $22.0 million to Janssen in connection with our co-development and license agreement for certain rights to MIN-202 and (ii) sell $4.0 million of our common stock to certain former shareholders of Mind-NRG in a private placement. As a result of these transactions, or the Private Placement Transactions, we expect to receive an additional $1.7 million of net cash at the time of the closing of this offering.

As of March 31, 2014, we had cash and cash equivalents of $2.1 million. We currently estimate that we will use the net proceeds from this offering and the Private Placement Transactions, together with our existing cash and cash equivalents, as follows:

•      $15.3 million to fund MIN-101 through Phase II clinical development;

•      $5.0 million to fund MIN-202 through Phase I clinical development;

•      $0.8 million to fund pre-clinical development of MIN-301;

•      $0.6 million to repay the April Bridge Loan;

•      $1.0 million to repay the May Bridge Loan;

•      €0.5 million (or $0.7 million, as converted) to pay the ProteoSys License Fee with respect to MIN-301; and

•      the remainder for working capital and general corporate purposes.

The April Bridge Loan was provided subsequent to March 31, 2014 for working capital purposes by Index Ventures V (Jersey), L.P., an affiliate of Index Ventures, Limburgse Reconversiemaatschappij NV, and KMOFIN 2 NV, who became our stockholders in connection with the Mind-NRG Acquisition, and all principal and accrued interest must be paid in connection with the closing of this offering. The April Bridge Loan was incurred in April 2014 and has an interest rate of 8% per annum that is added to the original principal amount of $0.6 million.

The May Bridge Loan was provided subsequent to March 31, 2014 for working capital purposes by certain of our stockholders and their affiliates. All principal and accrued interest must be paid in connection with the closing of this offering. The May Bridge Loan was incurred in May 2014 and has an interest rate of 8% per annum. We have drawn down $0.5 million under the May Bridge Loan as of June 10, 2014. We expect to draw down the remaining $0.5 million prior to the closing of this offering.

Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering, the Private Placement Transactions and our existing cash and cash equivalents, will be sufficient to fund our operations through at least the end of 2015. However, these funds will not be sufficient to complete advanced clinical development of any of our product candidates, or if applicable, to prepare for commercializing any product candidate which achieves approval. Accordingly, we will continue to require substantial additional capital beyond the expected proceeds of this offering to continue our clinical development and potential commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our products under development.

Our intentions described above are based upon our current plans and business conditions, and could change in the future as our plans and business conditions evolve. In addition, the development of MIN-202 is dependent on the contributions and willingness of our co-development partner, Janssen. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

•      on an actual basis;

•      on a supplemental pro forma basis to reflect (i) the filing of our amended and restated certificate of incorporation on June 9, 2014; (ii) the repayment of $0.5 million of debt to certain of our stockholders in April 2014; (iii) the incurrence of the $0.6 million April Bridge Loan; and (iv) the incurrence of the $1.0 million May Bridge Loan, of which we have drawn down $0.5 million as of June 10, 2014 and expect to draw down the remaining $0.5 million prior to the closing of this offering; and

•      on a pro forma as adjusted basis to further reflect (i) the conversion of the 2013 Notes, including accrued interest thereon, into an aggregate of 351,595 shares of common stock upon the closing of this offering assuming an initial public offering price of $6.00 per share and a closing date of June 30, 2014; (ii) the repayment of the April Bridge Loan that is due and payable upon the closing of this offering; (iii) the repayment of $1.0 million relating to the May Bridge Loan that is due and payable upon the closing of this offering; (iv) the payment of € 0.5 million (or $0.7 million, as converted) to ProteoSys for the ProteoSys License Fee; (v) the purchase of 3,284,353 shares of our common stock by JJDC in a private placement concurrent with the closing of this offering at an assumed price of $6.00 per share, the assumed initial public offering price set forth on the cover page of this prospectus for an aggregate of $19.7 million, and our subsequent payment of $22.0 million to Janssen, pursuant to the co-development and license agreement with Janssen which will be expensed upon payment; (vi) the purchase of 666,666 shares of our common stock by certain former stockholders of Mind-NRG in a private placement concurrent with the closing of this offering at an assumed price of $6.00 per share, the assumed initial public offering price set forth on the cover page of this prospectus, for an aggregate of $4.0 million; (vii) 926,604 shares of common stock held by one of our stockholders that have been considered non-vested stock for accounting purposes vesting due to the closing of this offering, resulting in a charge for stock-based compensation of approximately $10.5 million; and (viii) the sale of 5,454,545 shares of common stock in this offering at an assumed initial public offering price of $6.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table together with “Selected Historical Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included in the Preliminary Prospectus.

	AS OF MARCH 31, 2014
	ACTUAL	SUPPLEMENTAL PRO FORMA	PRO FORMA AS ADJUSTED
	(in thousands)
Cash and cash equivalents	$2,141	$3,234	$29,508
Convertible promissory notes, net of debt discount	333	333	—
Loans payable	500	1,600	—
Stockholders’ equity:
Common stock, $0.0001 par value; 45,000,000 shares authorized, actual; 125,000,000 shares authorized supplemental pro forma and pro forma as adjusted; 7,594,321 shares issued and outstanding actual; 7,594,321 shares issued and outstanding supplemental pro forma; and 18,278,084 shares issued and outstanding pro forma as adjusted	1	1	2
Preferred stock, $0.0001 par value per share, no shares authorized actual; 100,000,000 shares authorized supplemental pro forma and pro forma as adjusted, no shares issued and outstanding	—	—	—
Additional paid-in capital	54,852	54,852	118,069
Accumulated deficit	(20,768)	(20,775)	(55,031)
Total stockholders’ equity	34,085	34,078	63,040
Total capitalization	34,918	$36,011	$63,040

A $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, and total capitalization by $5.1 million, and decrease (increase) total stockholders’ equity by $5.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1,000,000 share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, and total capitalization by $5.6 million, and decrease (increase) total stockholders’ equity by $5.6 million, assuming the assumed initial public offering price of $6.00 per share, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above excludes the following, unless otherwise indicated:

•      646,759 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014 with an exercise price of $9.49 per share;

•      2,896,995 shares of common stock reserved for future issuance under our Amended and Restated 2013 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the Plan; and

•      926,604 shares of common stock issued and held by one of our stockholders that is not considered outstanding for accounting purposes.

DILUTION

If you invest in our common stock, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

The historical net tangible book deficit of our common stock as of March 31, 2014 was $(3.2) million, or $(0.42) per share. Historical net tangible book deficit is the amount of our total tangible assets less our total liabilities. Historical net tangible book deficit per share is our historical net tangible book deficit, divided by the number of outstanding shares of common stock.

The pro forma net tangible book deficit of our common stock as of March 31, 2014 was approximately $(3.2) million, or approximately $(0.42) per share. Pro forma net tangible book deficit and pro forma net tangible book deficit per share give effect to (i) the repayment of $0.5 million of debt to certain of our stockholders in April 2014; (ii) the incurrence of the $0.6 million April Bridge Loan; and (iii) the incurrence of the $1.0 million May Bridge Loan.

Pro forma as adjusted net tangible book value is our pro forma net tangible book deficit, after giving effect to (i) the conversion of the 2013 Notes, including accrued interest thereon, into an aggregate of 351,595 shares of common stock upon the closing of this offering at the assumed initial public offering price of $6.00 per share and assuming a closing date of June 30, 2014; (ii) the repayment of the April Bridge Loan that is due and payable upon the closing of this offering; (iii) the repayment of the May Bridge Loan that is due and payable upon the closing of this offering; (iv) the payment of €0.5 million (or $0.7 million, as converted) to ProteoSys for the ProteoSys License Fee; (v) the purchase of 3,284,353 shares of our common stock by JJDC in a private placement concurrent with the closing of this offering at an assumed price of $6.00 per share, the assumed initial public offering price set forth on the cover page of this prospectus, for an aggregate of $19.7 million, and our subsequent payment to Janssen of $22.0 million, pursuant to the co-development and license agreement with Janssen; (vi) the purchase of 666,666 shares of our common stock by certain former shareholders of Mind-NRG in a private placement concurrent with the closing of this offering at an assumed price of $6.00 per share, the assumed initial public offering price set forth on the cover page of this prospectus, for an aggregate of $4.0 million; (vii) 926,604 shares of common stock held by one of our stockholders that have been considered non-vested stock for accounting purposes vesting due to the closing of this offering, resulting in a charge for stock-based compensation of approximately $10.5 million; and (viii) the sale of 5,454,545 shares of common stock in this offering at an assumed initial public offering price of $6.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As of March 31, 2014, our pro forma as adjusted net tangible book value would have been approximately $23.1 million, or approximately $1.26 per share. This represents an immediate increase in pro forma net tangible book value of $1.68 per share to our existing stockholders and an immediate dilution of $4.74 per share to investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$6.00
Historical net tangible book deficit per share as of March 31, 2014	$(0.42)
Pro forma increase in net tangible book deficit per share attributable to the pro forma transactions described above	—
Pro forma net tangible book deficit per share as of March 31, 2014	(0.42)
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering	1.68
Pro forma as adjusted net tangible book value per share after this offering		1.26
Dilution per share to new investors purchasing shares in this offering		$4.74

A $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per share would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $0.28 per share and the dilution to new investors by $0.72 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1,000,000 increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value (deficit) after this offering by approximately $0.22 per share and decrease (increase) the dilution to investors participating in this offering by approximately $0.22 per share, assuming the initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value after this offering would be $1.45 per share and the dilution to new investors would be $4.55 per share.

The table below summarizes as of March 31, 2014, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration, and the average price per share (i) paid to us by our existing stockholders and convertible noteholders, including the investors purchasing shares in the Private Placement Transactions concurrent with the closing of this offering, and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $6.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE
	NUMBER	PERCENT	AMOUNT	PERCENT	PER SHARE
Existing stockholders	12,823,539	70.2%	$80,669,034	71.1%	$6.29
New investors	5,454,545	29.8%	32,727,270	28.9%	$6.00
Total	18,278,084	100.0%	$113,396,304	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per share would increase (decrease) total consideration paid by new investors by $5.5 million and increase (decrease) the percent of total consideration paid by new investors by 3.3%, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, a 1,000,000 share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) total consideration paid by new investors by $6.0 million and increase (decrease) the percent of total consideration paid by new investors by 3.6%, assuming the initial public offering price remains the same.

If the underwriters’ option to purchase additional shares in this offering is exercised in full, the percentage of shares of our common stock held by existing stockholders will be reduced to 67.2% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to 6,272,727 shares, or 32.8% of the total number of shares of our common stock outstanding after this offering.

The discussion and tables above are based on 7,594,321 shares of our common stock outstanding as of March 31, 2014, and exclude the following, unless otherwise indicated:

•      646,759 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014 with an exercise price of $9.49 per share;

•      2,896,995 shares of common stock reserved for future issuance under our Amended and Restated 2013 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the Plan; and

•      926,604 shares of common stock issued and held by one of our stockholders that is not considered outstanding for accounting purposes.

To the extent that options are exercised, new options are issued under our Amended and Restated 2013 Equity Incentive Plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $16 million of shares of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $6.00 per share, these existing stockholders would purchase an aggregate of up to approximately 2.7 million of the 5,454,545 shares in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders. In addition, any of these stockholders may determine to purchase more, less or no shares in this offering. The foregoing discussion and tables do not reflect potential purchases of shares of our common stock by such stockholders or our directors or officers in this offering as described in “Underwriting” in the Preliminary Prospectus.